June 14, 2010

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3010
Washington, D.C. 20549

Re:	Cornerstone Realty Fund, LLC Form 10-K as of December 31, 2009 Filed on March 29, 2010 File No. 000-51868

Dear Ms. LaMothe:

This letter sets forth the responses of Cornerstone Realty Fund, LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated May 28, 2010 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investments in Real Estate, Page F-9

1.
Comment: For your below-market leases, please tell us how you factored any fixed rate renewal options into the calculation of the fair value of below-market leases acquired and the period over which it is amortized.

Response: The Company’s policy is to consider any bargain periods in its calculation of fair value of below-market leases and to amortize its below-market leases over the remaining non-cancelable lease term plus any bargain renewal periods in accordance with FASB ASC 840-20-20, as determined by the Company’s management at the time it acquires real property with an in-place lease. The renewal option rates for our acquired leases do not include any fixed rate options and, instead, contain renewal options that are based on fair value terms at the time of renewal. Accordingly, no fixed rate renewal options were included in the fair value of below-market leases acquired and the amortization period is based on the acquired non-cancelable lease term.

The Company will clarify its policy in its “Critical Accounting Policies and Estimates” section, and in the notes to its consolidated financial statements for the year ending December 31, 2010, to be filed in its Form 10-K for the year ending December 31, 2010.

Fair Value of Financial Instruments, page F-10

2.
Comment: You indicate that significant unobservable inputs (Level 3) were used to determine the fair value and measure the impairment of two properties. Please tell us how you complied with the guidance in FASB ASC 360-10-50-2 to provide descriptions of the facts and circumstances leading to the impairment charges. In addition, tell us your consideration of the guidance in FASB ASC 820-10-50-5 to provide the valuation technique used to measure fair value, the significant unobservable inputs, the information used to develop the inputs and any changes in the method of valuation when compared to prior periods. Supplementally provide us with disclosures you plan to include in future filings.

Response: The Company’s disclosure of the facts and circumstances leading to the impairment charges and the method of determining fair value, in accordance with FASB ASC 360-10-50-2, is included under the caption “Investments in Real Estate” in Note 2 on page F-9. This disclosure states that investments in real estate were deemed to be impaired based on market conditions and management’s assessment of the market value of its properties. This disclosure will be expanded to include more details about the facts and circumstances leading to the impairment charge and the methods used by management to determine the fair value of its properties in the notes to the Company’s consolidated financial statements for the year ending December 31, 2010 to be filed in its Form 10-K for the year ending December 31, 2010.

In accordance with FASB ASC 820-10-50-5, the Company’s disclosure of valuation techniques under the caption “Fair Value of Financial Instruments” in Note 2 will be expanded to note the reasons for nonrecurring fair value measurements recorded during the period, a description of the inputs and the information used to develop unobservable inputs, the valuation techniques used to measure fair value and any changes in inputs and valuation techniques from those used to measure similar assets in prior periods properties in the notes to the Company’s consolidated financial statements for the year ending December 31, 2010 to be filed in its Form 10-K for the year ending December 31, 2010.

We will provide the supplemental disclosure we plan to include in future filings as soon as it has been completed.

* * *

In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance.  If you have any questions regarding these responses, please do not hesitate to call the undersigned at 949-263-4326.

Sincerely,

/s/ Sharon Kaiser
Sharon Kaiser
Chief Financial Officer